January 19, 2012

Via EDGAR and Fax

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attn:  Mr. H. Roger Schwall

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2011
Response Letter Dated September 15, 2011
File No.:  1-03262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. ("Comstock" or the "Company") to the comments contained in the Staff's comment letter dated December 28, 2011 (the "Comment Letter") concerning the above-referenced Form 10-K (the "10-K"), and the Definitive Proxy Statement on Schedule 14A and our Response Letter dated September 15, 2011 (the "September 15 Response Letter") to the Staff comments dated August 31, 2011.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

1.	We note in the reserve report that you have not attributed overhead to any of your properties. Please tell us why you believe this is correct.

We refer you to the response that we provided in our September 15 Response Letter to your Item 13 which requested a copy of our 2010 reserve report.  We can confirm to you that we have properly included estimated overhead costs in our proved reserve estimations.  Within the details contained in the electronic files furnished, there are overhead costs attributed to each of our field areas.  By way of example, the overhead costs attributed to the wells in our "Ada" field area are identified as "6120 _OVERHEAD ADA" on the first page for our proved developed producing reserves.  These overhead costs are applicable to all proved reserve classifications (producing, non-producing, behind-pipe, and undeveloped) within each of our separate field areas.  We incorporate these costs on a field area basis rather than an individual well basis due to the generally fixed nature of these costs.

Securities and Exchange Commission
January 19, 2012

2.
We also note a significant number of proved undeveloped gas wells in Louisiana and a few in Texas that are only economically positive on an undiscounted basis or discounted at less than 10% with payouts, in some cases, in the decades.  Please verify to us that you are still planning to drill these marginally economic wells, even at current gas prices.

As previously noted in our September 15 Response Letter, our annual reserve estimates are prepared in accordance with the definitions and guidelines established by the SEC.  In accordance with these guidelines, the reserves we disclose in our Form 10-K are by definition based upon unescalated crude oil and natural gas prices and the future cash flows are discounted using a 10% discount factor.  We further note that the SEC guidelines require that we limit our proved undeveloped reserves to those wells that we expect to drill within the next five years.  The pricing forecast that we use in determining which wells are drilled is based upon escalated future prices and these prices may or may not be comparable to the historical prices used in preparing our SEC reserve estimates.

All of the wells that are included in our SEC reserve estimates are expected to be drilled within the prescribed five years, but the timing of such drilling within the five years is subject to a variety of factors.  Our annual drilling program, which we establish each year through an internal budgeting process, is designed to ensure that we maximize the economic recovery of reserves, maintain our rights to our minerals interests under the terms of the governing mineral leases, and ensure that our production is consistent with good reservoir management practices.  Accordingly, those wells that best meet these three criteria will be drilled sooner, and those wells with lower expected future economic value will be drilled later, unless they are required for purposes of retaining leasehold interests or are necessary for reservoir management purposes.

We can verify to you that the proved undeveloped locations reflected in our 2010 SEC reserve estimates were either drilled in 2011 or will be drilled in future years.

3.	If you do plan on drilling the wells noted in the comment above, disclose the marginal nature of these wells and the economic risks that they pose. Please revise your document accordingly.

We propose to include a disclosure similar to the following in future filings:

"Our estimates of crude oil and natural gas reserves include [218 Bcfe as of December 31, 2010] related to undrilled wells that have positive undiscounted future cash flows but which, based upon natural gas prices that we use to prepare reserve estimates in accordance with SEC guidelines, have a rate of return that is less than the 10% discount rate used in the Standardized Measure.  We anticipate drilling such wells based on our expectation of future oil and natural gas prices as well as the need to meet certain drilling obligations in order to retain leasehold interests and to properly manage reservoir performance.  To the extent that oil or natural gas prices are substantially weaker than our expectations, we may not recover our investment in drilling these wells from future cash flows."

Securities and Exchange Commission
January 19, 2012

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7
Note (2) Dispositions of Oil and Gas Properties, page F-15

4.
Your response to prior comment number 10 from our letter dated August 31, 2011 indicates that prices used to determine estimated future cash flows for purposes of impairment testing are escalated at 5% per year until such prices “reach a cap which reflects historical market price ceilings”.  Explain to us more clearly how this cap is determined and the actual caps for oil and gas as of December 31, 2010 and September 30, 2011.  Separately, in view of the trend in gas prices from January 1, 2010 through September 30, 2011, explain to us why you believe the use of escalated prices is reasonable.

Commodity prices as of December 31, 2010 and September 30, 2011 used in our impairment case pricing were capped at $150.00 per barrel of crude oil and $15.00 per thousand cubic feet ("Mcf") of natural gas.  These price caps are based on our observations of market high prices over time.  These prices are further adjusted for location and quality differences in valuing our crude oil and natural gas reserves.

The determination of the projected undiscounted cash flows used for our evaluated oil and gas properties for impairment purposes is done at the end of each accounting period.  As explained in our September 15 Response Letter, our impairment prices are based on forward market prices for crude oil and natural gas for the next three years and then escalated 5% per year until the price caps are reached.  We believe the forward market prices are the best starting point to use in projecting undiscounted cash flows as compared to historical prices.  We believe our approach to be reasonable in that it uses near term prices from the marketplace, while also escalating prices to levels that are not higher than historically observed market highs.  We also believe the futures markets for natural gas and crude oil are the best indication of future prices at any one point in time as compared to recent historical prices.  Future prices for the forward three years have adequate liquidity and trading volumes to cause us to be comfortable using these prices as the starting point in our impairment assessment.  Beyond this three year period, the futures markets do not have sufficient liquidity and trading volumes to provide the same assurance, so we use a fixed escalation factor for years beyond the three year period.  We further note that three year futures prices for natural gas have had an implied average annual escalation factor of 4% to 8% for the past several years and during the first three quarters of 2011.  Therefore, we believe our 5% escalation factor is appropriate.  The methodology we use for the impairment analysis is consistent with our methodology for evaluating crude oil and natural gas acquisition targets and drilling prospects.

Securities and Exchange Commission
January 19, 2012

5.
Your response to prior comment number 10 also indicates that operating costs and development costs in your cash flow projections are inflated based upon “future estimated cost inflation factors”.  Tell us how these factors are determined, and indicate the specific values used as of December 31, 2010 and September 30, 2011.

Our cost forecasts for future development costs and operating costs are based on current operating and development costs that we are experiencing.  We apply a future estimated cost inflation factor as deemed appropriate.  Our operating cost escalation factors are based upon historical oilfield cost inflation factors, adjusted for both the specific locations in which we operate and the nature of our production.  Since our reserves have in recent years been predominately natural gas, our lifting costs per unit have been very low.  Also, our operations are focused in Louisiana and Texas, where direct lease operating costs are generally stable due to the availability of personnel, services and supplies.  Accordingly, we have been using a cost inflation rate of 2% per annum.  We will continue to monitor our operating cost performance over time, and will adjust our cost inflation factors based upon our actual operating results as well as general cost trends for field operations.

6.
Tell us whether, as of December 31, 2010 or September 30, 2011, there are any properties for which net book value exceeded undiscounted future net cash flows if revenues were determined based on either actual prices as of the dates the estimates were prepared or un-escalated forward prices for the next three years.  Identify any such properties for us.  Additionally, tell us the carrying value of the properties as well as the extent to which book value exceeded undiscounted future net cash flows under both pricing scenarios.

Based on discussions with the SEC staff, we have prepared an alternative analysis of our December 31, 2010 impairment review model for our evaluated oil and gas properties.  In the alternative analysis we used the market-based three year future prices of oil and natural gas without applying the 5% escalation factor to subsequent years.  We also used the actual producing and development cost at December 2010 without applying any cost escalation factors to future years.  The undiscounted future net cash flows estimated under this scenario exceeded the carrying value of properties for 45 of the total 55 significant field areas that we have.  Ten of the field areas carrying value exceeded the undiscounted future net cash flows.  These field areas had a combined book value of $146.7 million at December 31, 2010 or less than 10% of our total carrying book value of $1.5 billion.  These properties exceed the undiscounted future net cash flows by $72.2 million.

Securities and Exchange Commission
January 19, 2012

In future filings we would propose to add a disclosure similar to the following to our critical accounting policies disclosures as follows:

"We assess the need for an impairment of the costs capitalized for our oil and gas properties on a property or cost center basis.  If impairment is indicated based on undiscounted expected future cash flows attributable to the property, then a provision for impairment is recognized to the extent that net capitalized costs exceed the estimated fair value of the property.  Expected future cash flows are determined using estimated future prices based on market based forward prices applied to projected future production volumes.  The projected production volumes are based on the property’s proved and risk adjusted probable oil and natural gas reserve estimates at the end of the period.  The estimated future cash flows that we use in our assessment of the need for an impairment are based on market prices for oil and natural gas for the next three years, with a 5% escalation of prices for subsequent years.  Prices are not escalated to levels that exceed observed historical market prices.  Costs are also assumed to escalate at a rate that is based on our historical experience, currently estimated at 2% per annum.  To the extent that oil and natural gas prices do not increase as anticipated in these assumptions or costs increase at a greater rate than assumed, certain of our evaluated properties which presently have a carrying value of $146.7 million may require impairment in the future.  The amount of such impairments would be based on the write down of these properties to their then current estimated market value.  In addition to these properties, other properties may become impaired due to downward revisions in reserve or price estimates or for other reasons."

Definitive Proxy Statement on Schedule 14A
Related Party Transaction, page 11
7.

We note your response to comment 12 from our letter dated August 31, 2011.  Please provide disclosure in future filings that explains the standards applied by the Audit Committee when deciding whether to approve a related party transaction.

In future filings with the SEC, we will include an explanation of the standards applied by our Audit Committee when they consider related party transactions.

Securities and Exchange Commission
January 19, 2012

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/
cc:           Jack E. Jacobsen, Esq.
  Locke Lord LLP